

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Dana Green
Chief Executive Officer
GlobalTech Corp
3550 Barron Way, Suite 13a
Reno, NV 89511

> **Re: GlobalTech Corp**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **File No. 000-56482**

Dear Dana Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Restatement of Prior Balances, page F-13

1.   We note the revisions in response to prior comment 4. As previously requested, please revise to disclose the effect of the correction of the errors on all of the financial statement line items impacted. In this regard, we note that the errors impacted total assets, total shareholder's equity, loss before taxation, net loss, net loss attributable to common shareholders and to non-controlling interest, in addition to multiple line items and subtotals as reported on the statement of cash flows. Also, please revise to disclose the effect of the correction of the errors on each of the line items in the consolidated financial statements for 2022.

2.   We note your revised disclosure indicating that previously issued consolidated financial statements have been restated to reflect the correction of errors. Please file a current report pursuant to Item 4.02 of Form 8-K for the restatements of your financial statements for the years ended December 31, 2021 and 2022 and the quarterly period ended March 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Neahusan